November 5, 2024

The Wynnefield Group
Nominating Shareholders
TECHPRECISION CORP
450 Seventh Avenue, Suite 509
New York, New York 10123

       Re: TECHPRECISION CORP
           PREC14A filed on October 28, 2024
           Filed by Wynnefield Partners Small Cap Value, L.P. I, et al. File No. 1-41698
Dear The Wynnefield Group:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed October 28, 2024
Cover Page

1. Specifically identify the participants in this solicitation here, or include a reference to
       Annex A where those participants are listed.
Background of this Proxy Solicitation, page 5

2. Where you present facts and figures in the proxy statement, please revise to provide citations to enable shareholders to identify the source of such information. One example of information that should include cites appears in the third bullet point on page 5: "On November 29, 2023, the Company announced that it had entered into a stock purchase agreement (the 'Votaw SPA') to acquire all of the outstanding shares of
       Votaw Precision Technologies, Inc. ('Votaw') for a total purchase price of $110 million, which included a closing payment of $70 million, seller financing of $15 million and an earnout of up to $25 million." Here and throughout the proxy
 November 5, 2024
Page 2

       statement, where citations have not already been provided, please revise to include them.
Election of Directors, page 13

3. Where you reference the availability of information about the Company's nominees on page 13, revise to provide disclosure like that presented on page 25 to include the
       Commission's website address and explain to shareholders that they can access the
       Company's proxy statement, and any other relevant documents, without cost on the
       Commission's website. See Item 7(f) of Schedule 14A.
Stockholder Nominations and Proxy Access, page 23

4. It appears the reference to October 30, 2025, in the last paragraph on page 23 may be typo, based on the reference to October 20, 2025, in the first paragraph of this section.
       Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-
551-3263.




                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions